Filed Pursuant to Rule 424(b)(3)
File No. 333-109174
PROSPECTUS

17,358,553 Shares

Loudeye Corp.

Common Stock

     We are registering our common stock for resale by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the Nasdaq SmallCap Market under the symbol “LOUD.” The closing sale price of our common stock, as reported on the Nasdaq SmallCap Market on October 13, 2003, was $2.21 per share.

     The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.

      Investing in our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 14, 2003.

THE COMPANY
RISK FACTORS
USE OF PROCEEDS
ISSUANCE OF SECURITIES TO SELLING STOCKHOLDERS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN GET MORE INFORMATION

THE COMPANY

      We are an independent business to business provider of services which facilitate the distribution and promotion of digital media content to media & entertainment, retail and enterprise customers. Our services enable our customers to outsource the management and delivery of audio, video and other visual content over the internet and on other digital distribution platforms. Our technical infrastructure, back-end solutions and proprietary applications comprise an end-to-end solution, including rich media application support, webcasting, hosting, storage, encoding, capture and media restoration. Our solutions reduce complexity and cost of internal solutions, and enable our customers to provide branded digital media offerings to their users while supporting a variety of digital media strategies and consumer business models.

      Some of our direct customers include The Coca Cola Company, Microsoft, CDNow, Amazon, America Online, American Association for Cancer Research, Universal Music Group, barnesandnoble.com, the Metropolitan Opera and the New York City Ballet.

      Traditional media formats and distribution channels have expanded to include a variety of digital technologies, rich media formats and digital distribution channels. The use of the internet as a medium for media distribution has continued to evolve and grow in recent years. Traditional media & entertainment companies, such as major recording labels, have faced significant challenges posed by the distribution of music digitally, and are now licensing some of the rights to their digital music content for distribution and sale online on a subscription or a la carte basis. Additionally, retailers and advertisers have begun to use digital media to aid in the marketing and selling of their products.

      We developed our solutions to address the new methods of media distribution, promotion and content management that have emerged over recent years. We provide our services via two primary business segments, digital media services and media restoration services.

Digital Media Services

      Our digital media services enable distribution and enterprise communication via the internet and other emerging technologies. These services encompass a variety of related services primarily focused on the digital music market, including digital music and video encoding, metadata licensing, audio fingerprint database generation, hosted music sample services, hosted music download services, hosted video services, online radio solutions, and rich media advertisement insertion. Supporting some of these offerings, we have music licenses and relationships with the five major recording labels and hundreds of independent record labels. The target customers for our digital music services include media & entertainment companies, such as media portals, broadcasters, the major record labels and advertisers, and traditional and internet-based retailers.

      We also offer enhanced enterprise communication services including web conferencing services and our highly scalable, live and “on-demand” audio and video webcasting services, supported by proprietary applications such as synchronized streaming slide presentation capabilities. The target customers for these solutions include large and medium-sized enterprises across a range of industry segments. Webcasting services are often sold in arrangements that include a continuing “on-demand” archival component that enables the customer access to its content after an event has been webcast.

      Our capabilities include a robust production and rich media delivery infrastructure, featuring significant capacity to manage customer requirements and a flexible and extensible platform to enable tailored solutions and serve a diverse range of market opportunities. Our solutions offer customers the following key benefits:

•	Comprehensive digital media services address entertainment, marketing and enterprise communciation markets;

•	End-to-end outsourced solutions reduce complexity and cost of in-house implementations;

•	High degree of flexibility enable tailored customer solutions;

•	Scalable systems and network infrastructure provide significant capacity and reliability; and

•	Strategic relationships facilitate authorized digital media strategies.

      Our Loudeye Media FrameworkTM includes the following components to address the major processes supporting the management and delivery of digital media, from content management to content distribution:

•	Media processing services. Content is processed to customer specifications via our proprietary encoding and transcoding systems and media restoration capabilities;

•	Digital media storage and access. Our proprietary systems and technology enable the scalable archiving, retrieval and processing of large inventories of digital media. Digitized content is stored on our high capacity storage array systems and accessed via our proprietary, automated, web-based access tools to search, provide and manage such content;

•	Digital media distribution. Digitally formatted content can be delivered to customers via a range of methods from secured file delivery to a fully-hosted streaming or download service. Our scalable streaming network infrastructure can simultaneously deliver multiple webcasts to small and large audiences and support our music samples service with high levels of reliability;

•	Advanced application services. Our applications improve the end user experience while supporting a variety of customer requirements. As part of our service offerings we provide applications for streaming slide presentations, audience polling and chat sessions, flexible reporting and management, customized templates, content syndication and rich media content insertion; and

•	Traditional source media ingest and capture. Source content is captured live via our extensive signal ingress capabilities, including satellite downlinks, video fiber, frame relay, ISDN, automated telephony-to-IP switches and teleconferencing equipment, as well as on-demand via processing of archived source audio and video in a wide range of legacy and digital formats.

Media Restoration Services

      Our media restoration services solutions address the need to restore and migrate legacy media archive collections to current media formats. The target customers for these services include most of the customers for our digital media services as well as large legacy media archives, specifically including those found at major libraries, universities and enterprises.

      Our shares trade through the Nasdaq SmallCap Market under the symbol “LOUD.” Our address is 1130 Rainier Avenue South, Seattle, WA 98144 and our telephone number is (206) 832-4000. Our internet site is located at www.loudeye.com. The information found on our Web site is not part of this prospectus.

      The number of shares included in this prospectus is approximately 31.0% of our common shares outstanding on October 13, 2003. The number of common shares outstanding does not include 1,046,428 shares included in this prospectus that are issuable only upon the exercise of stock purchase warrants.

RISK FACTORS

      An investment in our shares as offered in this prospectus involves a high degree of risk. The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will periodically update and supersede this information. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this prospectus as well as any other documents incorporated by reference into this prospectus. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in this section, as well as those discussed elsewhere in this prospectus and in other documents incorporated by reference into this prospectus.

RISKS RELATED TO OUR COMPANY

We have incurred losses and negative cash flows since inception and have an accumulated deficit at June 30, 2003, raising substantial doubt about our ability to continue as a going concern.

      Our consolidated financial statements have been prepared under the assumption that the we will continue to operate as a going concern. We have incurred losses from inception, have an accumulated deficit, and have experienced negative cash flows from operations since our inception. As a result of these issues, our independent accountants included an explanatory paragraph in their opinion on our audited consolidated financial statements for the year ended December 31, 2002 referring to matters raising substantial doubt about our ability to continue as a going concern.

      We have restructured our operations, reduced our work force, renegotiated leases, and taken other actions to limit our expenditures. In addition, we recently raised approximately $11.4 million in net proceeds from the sale of our common stock and warrants exercisable for common stock. However, if revenue and cash receipts do not meet our expectations, we may find it necessary to secure additional financing, sell assets or reduce expenditures further. In the event additional financing is required, we may not be able to obtain such financing on acceptable terms, or at all.

      If we fail to generate positive cash flows or obtain additional capital when required, we could continue to modify, delay or abandon some or all of our business and expansion plans. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Our company has a short operating history and our industry is new and rapidly evolving, which makes it difficult to evaluate our business.

      We were formed as a limited liability company in August 1997 and incorporated in March 1998. Our limited operating history makes it difficult to evaluate us or our prospects and performance, due to:

•	Our unproven ability to generate profits;

•	Our limited historical financial data; and

•	Our limited experience in addressing emerging trends that may affect our business.

      You should consider our prospects in light of the risk, expenses and difficulties we may encounter as an early stage company in the new and rapidly evolving market segments we serve. As a result of such risks, expenses and difficulties, we may have difficulty:

•	Establishing and maintaining broad market acceptance of our products and services and converting that acceptance into direct and indirect sources of revenue;

•	Establishing and maintaining our brand name;

•	Timely and successfully developing new products, product features and services and increasing the functionality and features of existing products and services;

•	Successfully responding to our current competition including, competition from emerging technologies and solutions;

•	Developing and maintaining strategic relationships to enhance the distribution, features, content and utility of our products and services; and

•	Attracting, training and retaining qualified sales, technical and customer support personnel.

Our quarterly financial results will continue to fluctuate making it difficult to forecast our operating results.

      Our quarterly operating results have fluctuated in the past and we expect our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are beyond our control, including:

•	Variability in demand for our digital media and webcasting services and applications;

•	Market acceptance of our digital media and webcasting services and applications offered by us and our competitors;

•	Ability of our customers and ourselves to procure necessary intellectual property rights for digital media content;

•	Willingness of our customers to enter into longer-term volume or recurring revenue digital media and applications service agreements and purchase orders in light of the economic and legal uncertainties related to their business models;

•	Governmental regulations affecting use of the internet, including regulations concerning intellectual property rights and security measures; or

•	Competition from other companies entering our markets.

      Our limited operating history and unproven business model further contribute to the difficulty of making meaningful quarterly comparisons and forecasts. Our current and future levels of operating expenses and capital expenditures are based largely on our growth plans and estimates of expected future revenues. These expenditure levels are, to a large extent, fixed in the short term and our sales cycle can be lengthy. Thus, we may not be able to adjust spending or generate new revenue sources in a timely manner to compensate for any shortfall in revenues, and any significant shortfall in revenues relative to planned expenditures could have an immediate adverse effect on our business and results of operations. If our operating results fall below the expectations of securities analysts and investors in some future periods, our stock price could decline significantly.

We may need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we may be unable to execute our business plan. If we raise additional capital, current stockholders may experience significant dilution.

      As of June 30, 2003, we had approximately $10.4 million in cash and cash equivalents, short-term investments, and restricted investments. In addition, we recently raised approximately $11.4 million in net proceeds from the sale of our common stock and warrants exercisable for our common stock. We have however, experienced net losses from operations, and net losses are expected to continue into future periods. If our existing cash reserves prove insufficient to fund operating and other expenses, we may find it necessary to secure additional financing, sell assets or reduce expenditures further. In the event additional financing is required, we may not be able to obtain such financing on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to pursue our business objectives. This inability could seriously harm our business, results of operations and financial condition.

      If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our current stockholders will be reduced and these securities may have rights and preferences superior to those of our current stockholders. If we raise capital through debt financing, we may be forced to accept restrictions affecting our liquidity, including restrictions on our ability to incur additional indebtedness or pay dividends.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our stock may decline.

      As of June 30, 2003, we had an accumulated deficit of $188.8 million. We have incurred net losses from inception, and we expect to continue to incur net losses in future periods.

      Accordingly, our ability to operate our business and implement our business strategy may be hampered by negative cash flows in the future, and the value of our stock may decline as a result. Our capital requirements may vary materially from those currently planned if, for example, we incur unforeseen capital expenditures, unforeseen operating expenses or make investments to maintain our competitive position. If we lack necessary capital, we may have to delay or abandon some or all of our development plans or otherwise forego market opportunities. We will need to generate significant additional revenues to be profitable in the future and we may not generate sufficient revenues to be profitable on either a quarterly or annual basis in the future.

      We might not be successful in implementing our business strategy in a cost-effective manner, if at all, and the implementation may require significant additional expenditures on our part. The capital requirements of our business strategy combined with the expectation that we will incur net losses in future periods could have a serious adverse impact on our business, results of operations and financial position. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our success is dependent on the performance and retention of our executive officers and key employees.

      Our business and operations are substantially dependent on the performance of our executive officers and key employees who have worked together for only a relatively short period of time. We do not maintain “key person” life insurance on any of our executive officers. In addition, we have hired or named new employees in 2003 in key executive positions, including Jeffrey Cavins, our Chief Executive Officer. The loss of one or several key employees could seriously harm our business. Any reorganization or reduction in the size of our employee base could harm our ability to attract and retain other valuable employees critical to the success of our business.

Acquisitions we have made or may make could disrupt our business and harm our financial condition.

      We have acquired businesses in the past and we expect to continue to evaluate the acquisition of businesses, technologies, services, or products that we believe are a strategic fit with our existing business. Acquisitions require integrating the business, personnel, technology and products of the acquired entity and may result in unforeseen operating difficulties and expenditures. In addition, acquisitions may absorb significant management attention that would otherwise be available for ongoing development of our business and may place a significant strain on our employees, systems and other resources. The anticipated benefits of any acquisition may not be realized. Acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, the assumption of known and unknown liabilities associated with the acquired business, or amortization expenses related to goodwill and other intangible assets and the incurrence of large and immediate write-offs, any of which could seriously harm our business, results of operations and financial condition. For example, we recorded in our first quarter of fiscal 2003 impairments of $5.3 million, $685,000 and $601,000 to goodwill, intangible assets, and property and equipment related to our enterprise communication services and media restoration services business. A significant portion of those impairments related to assets acquired in our acquisition of TT Holding Corp. in November 2002. If any of the negative events occur, our operations and financial position could be harmed.

We face competition from “free” peer-to-peer services such as KaZaA and Morpheus, from emerging paid online music services delivered electronically, and from traditional retail music distributors.

      The online music services of our customers face significant competition from “free” peer-to-peer services, such as KaZaA, Morpheus, Grokster and a variety of other similar services that allow computer users to connect with each other and to copy many types of program files, including music and other media, from one another’s hard drives, all without securing licenses from content providers. The legal status of these “free” services is uncertain, because although some courts have found that these services violate copyright laws, other services have been found to not violate any copyright laws, particularly in the case of Grokster. Additionally, enforcement efforts against those in violation have not effectively shut down these services, and there can be no assurance that these services will ever be shut down. The ongoing presence of these “free” services substantially impairs the marketability of legitimate services, regardless of the ultimate resolution of their legal status.

      Because digital recorded music formats, such as MP3, do not always contain mechanisms for tracking the source or ownership of digital recordings, users are able to download and distribute unauthorized or “pirated” copies of copyrighted recorded music over the internet. This piracy is a significant concern to record companies and artists, and is the reason many record companies and artists are reluctant to digitally deliver their recorded music over the internet. As long as pirated recordings are available, many consumers will choose free pirated recordings rather than paying for legitimate recordings. Accordingly, if this issue is not addressed, our business might be harmed.

      Many of our competitors have significantly more resources than we do, including access to content, and some of our competitors may be able to leverage their experience in providing online music distribution services or similar services to their customers in other businesses. Some of these competitors may be able to offer services at a lower price than we can. In addition, competing services may be able to obtain more or better music content or may be able to license such content on more favorable terms than we can, which could harm the ability of our online music services to compete effectively in the marketplace.

Online music distribution services in general are new and rapidly evolving and may not prove to viable business models.

      Online music distribution services are a relatively new business model for delivering digital media over the internet. It is too early to predict whether consumers will accept in significant numbers online music services and accordingly whether the services will be financially viable. If online music distribution services do not prove to be popular with consumers, or if these services cannot sustain any such popularity, our business and prospects would be harmed.

We must provide digital rights management solutions that are acceptable to both content providers and consumers.

      We must also provide digital rights management solutions and other security mechanisms in order to address concerns of content providers and artists, and we cannot be certain that we can develop, license or acquire such solutions, or that content licensors or consumers will accept them. Consumers may be unwilling to accept the use of digital rights management technologies that limit their use of content, especially with large amounts of free content readily available. No assurance can be given that such solutions will be available to us upon reasonable or any terms. If we are unable to acquire these solutions on reasonable or any terms, or if customers are unwilling to accept these solutions, our business and prospects could be harmed.

Our business could be harmed by a lack of availability of popular content.

      Our digital media services business is affected by the release of “hit” music titles, which can create cyclical trends in sales distinctive to the music industry. It is not possible to determine the timing of these cycles or the future availability of hit titles. Hit products are important because they generate consumer interest. We depend upon the music content providers to continue to produce hit products. To the extent that new hits are not available, or not available at prices attractive to consumers, our sales and margins may be adversely affected.

The growth of our business depends on the increased use of the internet for communications, electronic commerce and advertising.

      The growth of our business depends on the continued growth of the internet as a medium for media consumption, communications, electronic commerce and advertising. Our business will be harmed if internet usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce in goods and services. Our success also depends on the efforts of third parties to develop the infrastructure and complementary products and services necessary to maintain and expand the internet as a viable commercial medium, and identifying additional viable revenue models for digital media-bases business. We believe that other internet-related issues, such as security, privacy, reliability, cost, speed, ease of use and access, quality of service, and necessary increases in bandwidth availability and access on an affordable basis, remain largely unresolved and may affect the amount and type of business that is conducted over the internet, and may impact our ability to sell our products and services and ultimately impact our business results and prospects.

      If internet usage grows, the internet infrastructure may not be able to support the demands placed on it by such growth, specifically the demands of delivering high-quality media content. As a result, its performance and reliability may decline. In addition, Web sites have experienced interruptions in service as a result of outages, system attacks and other delays occurring throughout the internet network infrastructure. If these outages, attacks or delays occur frequently or on a broad scale in the future, internet usage, as well as the usage of our products, services and Web sites, could grow more slowly or decline.

If broadband technologies do not become widely available or widely adopted, our online media distribution services may not achieve broad market acceptance, and our business may be harmed.

      We believe that increased internet use and especially the increased use of media over the internet may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband technologies do not become widely available or widely adopted, our online media distribution services may not achieve broad market acceptance and our business and prospects could be harmed. Congestion over the internet and data loss may interrupt audio and video streams, resulting in unsatisfying user experiences. The success of digital media distribution over the internet depends on the continued rollout of broadband access to consumers on an affordable basis. To date, we believe that broadband technologies have been adopted at a slower rate than expected, which we believe has slowed the level of use of media over the internet and may harm our business and prospects if the rate of adoption does not increase.

More consumers are utilizing non-PC devices to access digital content, and we may not be successful in developing versions of our products and services that will gain widespread adoption by users of such devices.

      In the coming years, the number of individuals who access digital content through devices other than a personal computer, such as personal digital assistants, cellular telephones, television set-top devices, game consoles and internet appliances, may increase dramatically. Manufacturers of these types of products are increasingly investing in media-related applications, but these devices are in an early stage of development and business models are new and unproven. If we are unable to offer our services on these alternative non-PC devices, we may fail to capture a sufficient share of an increasingly important portion of the market for digital media services or our costs may increase significantly.

We depend on a limited number of customers for a majority of our revenues so the loss of, or delay in payment from, one or a small number of customers could have a significant impact on our revenues and operating results.

      A limited number of customers have accounted for a majority of our revenues and may continue to do so for the foreseeable future. During the year ended December 31, 2002, two of our customers accounted for a total of 23% of our revenues. During the year ended December 31, 2001, one of our customers accounted for approximately 17% of our revenues. During each of the first six months of 2003 and 2002, one customer accounted for approximately 11% and 13% of our revenues. We believe that a small number of customers may continue to account for a significant percentage of our revenues for the foreseeable future. Due to high revenue concentration among a limited number of customers, the cancellation, reduction or delay of a large customer order or our failure to timely complete or deliver a project during a given quarter is likely to significantly reduce revenues. In addition, if any significant customer fails to pay amounts it owes us, or does not pay those amounts on time, our revenues and operating results could suffer. If we are unsuccessful in increasing and broadening our customer base, our business could be harmed.

Average selling prices of our products and services may decrease, which may harm our gross margins.

      The average selling prices of our products and services may be lower than expected as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments or otherwise. The pricing of services sold to our customers depends on the duration of the agreement, the specific requirements of the order, purchase volumes, the sales and service support and other contractual agreements. We have experienced and expect to continue to experience pricing pressure and anticipate that the average selling prices and gross margins for our products will decrease over product life cycles. We may not be successful in developing and introducing on a timely basis new products with enhanced features that can be sold at higher gross margins.

We may be liable or alleged to be liable to third parties for music, software, and other content that we encode, distribute, or make available on to our customers.

      We may be liable or alleged to be liable to third parties for the content that we encode, distribute or make available to our customers:

•	If the content or the performance of our services violates third party copyright, trademark, or other intellectual property rights;

•	If our customers violate the intellectual property rights of others by providing content to us or by having us perform digital media services; or

•	If content that we encode or otherwise handle for our customers is deemed obscene, indecent, or defamatory.

      Any alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, exposing us to awards of damages and costs and diverting management’s attention which could have an adverse effect on our business, results of operations and financial condition. Our customers for encoding services generally agree to hold us harmless from claims arising from their failure to have the right to encode the content given to us for that purpose. However, customers may contest this responsibility or not have sufficient resources to defend claims and we have limited insurance coverage for claims of this nature.

      Because we host, stream and Webcast audio and video content on or from our Web site and on other Web sites for customers and provide services related to digital media content, we face potential liability or alleged liability for negligence, infringement of copyright, patent, or trademark rights, defamation, indecency and other claims based on the nature and content of the materials we host. Claims of this nature have been brought, and sometimes successfully prosecuted, against content distributors. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties’ proprietary technology. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage or any alleged liability could harm our business.

      We cannot assure you that third parties will not claim infringement by us with respect to past, current, or future technologies. The music industry in particular has recently been the focus of infringement claims. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. In addition, these risks are difficult to quantify in light of the continuously evolving nature of laws and regulations governing the internet. Any claim relating to proprietary rights, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements, and we can not assure you that we will have adequate insurance coverage or that royalty or licensing agreements will be available on terms acceptable to us or at all.

We cannot be certain that we will be able to protect our intellectual property, and we may be found to infringe on proprietary rights of others, which could harm our business.

      Our intellectual property is important to our business, and we seek to protect our intellectual property through copyrights, trademarks, patents, trade secrets, confidentiality provisions in our customer, supplier and strategic relationship agreements, nondisclosure agreements with third parties, and invention assignment agreements with our employees and contractors. We cannot assure you that measures we take to protect our intellectual property will be successful or that third parties will not develop alternative solutions that do not infringe upon our intellectual property.

      In addition, we could be subject to intellectual property infringement claims by others. Potential customers may be deterred from distributing content over the internet for fear of infringement claims. The music industry in particular has recently been the focus of heightened concern with respect to copyright infringement and other misappropriation claims, and the outcome of developing legal standards in that industry is expected to impact music, video and other content being distributed over the internet. If, as a result, potential customers forego distributing traditional media content over the internet, demand for our digital media services and applications could be reduced which would harm our business. The music industry in the U.S. is generally regarded as extremely litigious in nature compared to other industries and we could become engaged in litigation with others in the music industry. Claims against us, and any resultant litigation, should it occur in regard to any of our digital media services and applications, could subject us to significant liability for damages including treble damages for willful infringement. In addition, even if we prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims. Further, we plan to offer our digital media services and applications to customers worldwide including customers in foreign countries that may offer less protection for our intellectual property than the United States. Our failure to protect against misappropriation of our intellectual property, or claims that we are infringing the intellectual property of third parties could have a negative effect on our business, revenues, financial condition and results of operations.

We rely on strategic relationships to promote our services and for access to licensed technology; if we fail to maintain or enhance these relationships, our ability to serve our customers and develop new services and applications could be harmed.

      Our ability to provide our services to users of multiple technologies and platforms depends significantly on our ability to develop and maintain our strategic relationships with key streaming media technology companies and content providers. We rely on these relationships for licensed technology and content. We also rely on relationships with major recording labels for our music content licensing strategy. Obtaining comprehensive music content licenses is challenging, as doing so may require us to obtain copyright licenses with various third parties in the fragmented music recording and publishing industries. These copyrights often address differing activities related to the delivery of digital media, including reproduction and performance, some of which may require separate licensing arrangements from various rights holders such as publishers, artists and record labels. The effort to obtain the necessary rights by such third parties is often significant, and could disrupt, delay, or prevent us from executing our business plans. Because of the large number of potential parties from which we must obtain licenses, we may never be able to obtain a sufficient number of licenses to allow us to provide services that will meet our customers’ expectations.

      Due to the evolving nature of our industry, we will need to develop additional relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom we do not have pre-existing relationships. We cannot be certain that we will be successful in developing new relationships or that our partners will view these relationships as significant to their own business or that they will continue their commitment to us in the future. If we are unable to maintain or enhance these relationships, we may have difficulty strengthening our technology development and increasing the adoption of our brand and services.

Our business will suffer if we do not anticipate and meet specific customer requirements or respond to technological change.

      The market for digital media services is characterized by rapid technological change, frequent new product introductions and changes in customer requirements, some of which are unique or on a custom by custom basis. We may be unable to respond quickly or effectively to these developments or requirements. Our future success will depend to a substantial degree on our ability to offer services that incorporate leading technology, address the increasingly sophisticated, varied or individual needs of our current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

•	Our technology or systems may become obsolete upon the introduction of alternative technologies;

•	We may not have sufficient resources to develop or acquire new technologies or to introduce new services capable of competing with future technologies or service offerings; and

•	The price of our services is likely to decline as rapidly as the cost of any competitive alternatives.

The development of new or enhanced services through technology development activities is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new services and enhancements. In addition, our inability to effectively manage the transition from older services to newer services could cause disruptions to customer orders and harm our business and prospects.

Our music content licenses could result in operational complexity that may divert resources or make our business more expensive to conduct.

      The large number of licenses that we need to maintain in order to expand our music-related services creates operational difficulties in connection with tracking the rights that we have acquired and the complex royalty structures under which we must pay. In addition, our licensing agreements typically allow the third party to audit our royalty tracking and payment mechanisms to ensure that we are accurately reporting and paying the royalties owed. If we are unable to accurately track the numerous parties that we must pay in connection with each delivery of digital music services and deliver the appropriate payment in a timely fashion, we may risk penalties up to and including termination of certain licenses.

Competition may decrease our market share, revenues, and gross margins.

      We face intense and increasing competition in the digital media services market. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed. In addition, the more successful we are in the emerging market for digital media services, the more competitors are likely to emerge. We believe that the principal competitive factors in our market include:

•	Service functionality, quality and performance;

•	Ease of use, reliability, scalability and security of services;

•	Establishing a significant base of customers and distribution partners;

•	Ability to introduce new services to the market in a timely manner;

•	Customer service and support;

•	Attracting third-party web developers; and

•	Pricing.

      Many of our competitors have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop products and service offerings that we do not offer or that are more sophisticated or more cost effective than our own. For these and other reasons, our competitors’ products and services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain market share and customer loyalty and to generate sufficient revenues to achieve a profitable level of operations. Our failure to adequately address any of the above factors could harm our business and operating results.

Our industry is experiencing consolidation that may intensify competition.

      The internet and digital media services industries are undergoing substantial change that has resulted in increasing consolidation and a proliferation of strategic transactions. Many companies in these industries have been going out of business or are being acquired by larger entities. As a result, we are increasingly competing with larger competitors that have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

•	Competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our products and services or the loss of certain enhancements or value-added features to our products and services;

•	Competitors could obtain exclusive access to desirable multimedia content and prevent that content from being available in certain formats, thus decreasing the use of our products and services to distribute and experience the content that audiences most desire, and hurting our ability to attract customers;

•	Suppliers of important or emerging technologies could be acquired by a competitor or other company which could prevent us from being able to utilize such technologies in our offerings, and disadvantage our offerings relative to those of competitors;

•	A competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our products and services; and

•	Other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content; or which could dramatically change the market for our products and services.

      Any of these results could put us at a competitive disadvantage that could cause us to lose customers, revenue and market share. They could also force us to expend greater resources to meet the competitive threat, which could also harm our operating results.

We must enhance our existing digital media services and applications, and develop and introduce new services and applications to stay competitive in that segment. Any failure to do so in a timely manner will cause our results of operations in that segment to suffer.

      The market for digital media service solutions is characterized by rapidly changing technologies and short product life cycles. These market characteristics are heightened by the emerging nature of the internet and the continuing trend of companies from many industries to offer internet-based applications and services. The widespread adoption of the new internet, networking, streaming media, or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our operating practices or infrastructure. Our future success will depend in large part upon our ability to:

•	Identify and respond to emerging technological trends in the market;

•	Enhance our products by adding innovative features that differentiate our digital media services and applications from those of our competitors;

•	Acquire and license leading technologies;

•	Bring digital media services and applications to market and scale our business and operations on a timely basis at competitive prices; and

•	Respond effectively to new technological changes or new product announcements by others.

      We will not be competitive unless we continually introduce new services and applications or enhancements to existing services and applications that meet evolving industry standards and customer needs. In the future, we may not be able to address effectively the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. The technical innovations required for us to remain competitive are inherently complex, require long development schedules and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and products, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability of new or enhanced services and applications can be ascertained. Revenue from future services and applications or enhancements to services and applications may not be sufficient to recover the associated development costs.

The technology underlying our services and applications is complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our services and applications.

      The technology underlying our digital media services and applications is complex and includes software that is internally developed and software licensed from third parties. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services and applications or enhancements until after they are sold. Furthermore, because our digital media services are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality product for our customers. Because our customers depend on us for digital media management, any interruptions could:

•	Damage our reputation;

•	Cause our customers to initiate product liability suits against us;

•	Increase our product development resources;

•	Cause us to lose sales; and

•	Delay market acceptance of our digital media services and applications.

      We do not possess product liability insurance, and our errors and omissions coverage is not likely to be sufficient to cover our complete liability exposure.

Our network is subject to security and stability risks that could harm our business and reputation and expose us to litigation or liability.

      Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit such information and data securely or reliably, and any costs associated with preventing or eliminating such problems, could harm our business. Our systems and operations are susceptible to, and could be damaged or interrupted by a number of security and stability risks, including: outages caused by fire, flood, power loss, telecommunications failure, internet breakdown, earthquake and similar events. We do not have complete redundancy in our webcasting facilities and therefore any damage or destruction to these would significantly harm our webcasting business. Our systems are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems, Web sites and network communications. A sudden and significant increase in traffic on our Web sites could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures.

      Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We also depend on Web browsers, ISPs and online service providers to provide access over the internet to our product and service offerings. Many of these providers have experienced significant outages or interruptions in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of interruptions could continue or increase in the future.

      The occurrence of any of these or similar events could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate problems caused by such breaches, attacks or failures.

Our services are complex and are deployed in complex environments and therefore may have errors or defects that could seriously harm our business.

      Our services are highly complex and are designed to be deployed in and across numerous large complex networks. Our digital distribution activities are managed by sophisticated software and computer systems. From time to time, we have needed to correct errors and defects. In addition, we must continually develop and update these systems over time as our business and business needs grow and change, and these systems may not adequately reflect the current needs of our business. We may encounter delays in developing these systems, and the systems may contain undetected errors and defects that could cause system failures. Any system error or failure that causes interruption in availability of products or content or an increase in response time could result in a loss of potential or existing business services customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our products, services and Web sites could be less attractive to such entities or individuals and our business could be harmed.

Our transmission capacity is not entirely in our control, as we rely in part on transmission capacity provided by third parties; and insufficient transmission capacity could result in interruptions in our services and loss of revenues.

      Significant portions of our business are dependent on providing customers with efficient and reliable services to enable customers to broadcast content to large audiences on a live or on-demand basis. Our operations are dependent in part upon transmission capacity provided by third-party telecommunications network providers. Any failure of such network providers to provide the capacity we require may result in a reduction in, or interruption of, service to our customers. If we do not have access to third-party transmission capacity, we could lose customers and if we are unable to obtain such capacity on terms commercially acceptable to us, our business and operating results could suffer.

      Our computer and communications infrastructure is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake and volcanic events. We do not have fully redundant systems, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. Despite our efforts, our network infrastructure and systems could be subject to service interruptions or damage and any resulting interruption of services could harm our business, operating results and reputation.

Government regulation could adversely affect our business prospects.

      Few existing laws or regulations specifically apply to the internet, other than laws and regulations generally applicable to businesses. Certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. Many laws and regulations, however, are pending and may be adopted in the United States, individual states and local jurisdictions and other countries with respect to the internet. These laws may relate to many areas that impact our business, including content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, digital rights management, encryption, caching of content by server products, personal privacy, taxation, e-mail, sweepstakes, promotions, network and information security and the convergence of traditional communication services with internet communications, including the future availability of broadband transmission capability and wireless networks. These types of regulations are likely to differ between countries and other political and geographic divisions. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the internet. Such laws or regulations may harm our business. Our products and services may also become subject to investigation and regulation of foreign data protection and e-commerce authorities, including those in the European Union. Such activities could result in additional product and distribution costs for us in order to comply with such regulation.

      There is uncertainty regarding how existing laws governing issues such as property ownership, copyright and other intellectual property issues, digital rights management, taxation, gambling, security, illegal or obscene content, retransmission of media, and personal privacy and data protection apply to the internet. The vast majority of such laws was adopted before the advent of the internet and related technologies and does not address the unique issues associated with the internet and related technologies. Most of the laws that relate to the internet have not yet been interpreted. In addition to potential legislation from local, state and federal governments, labor guild agreements and other laws and regulations that impose fees, royalties or unanticipated payments regarding the distribution of media over the internet may directly or indirectly affect our business. While our customers and we may be directly affected by such agreements, we are not a party to such agreements and have little ability to influence the degree such agreements favor or disfavor internet distribution or our business models. Changes to or the interpretation of these laws and the entry into such industry agreements could:

•	Limit the growth of the internet;

•	Create uncertainty in the marketplace that could reduce demand for our products and services;

•	Increase our cost of doing business;

•	Expose us to increased litigation risk, substantial defense costs and significant liabilities associated with content available on our Web sites or distributed or accessed through our products or services, with our provision of products and services, and with the features or performance of our products and Web sites;

•	Lead to increased product development costs or otherwise harm our business; or

•	Decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.

      The Digital Millennium Copyright Act (DMCA) includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, we and our broadcast customers may be required to pay licensing fees for digital sound recordings we deliver in original and archived programming and through retransmissions of radio broadcasts. The DMCA does not specify the rate and terms of the licenses, which are determined by arbitration proceedings, known as CARP proceedings, supervised by the United States Copyright Office. Past CARP proceedings have resulted in proposed rates for statutory webcasting that were significantly in excess of rates requested by webcasters. CARP proceedings relating to music subscription and non-subscription services offering music programming that qualify for various licenses under U.S. copyright law are pending. We cannot predict the outcome of these CARP proceedings and may elect instead to directly license music content for our subscription and/or non-subscription services, either alone or in concert with other affected companies.

      Such licenses may apply only to music performed in the United States, and the availability of corresponding licenses for international performances is unclear. Therefore, our ability to find rights holders and negotiate appropriate licenses is uncertain. Many of our customers may be affected by these rates, which may negatively affect our revenue. Several CARP proceedings are pending for subscription music services and services that deliver digital downloads of music, and the outcome of these CARPs will also likely affect our business in ways that we cannot predict. Depending on the rates and terms adopted for the statutory licenses, our business could be harmed both by increasing our own cost of doing business, as well as by increasing the cost of doing business for our customers. We anticipate future CARPs relating to music subscription delivery services, which may also adversely affect the online distribution of music.

      The Child Online Protection Act and the Child Online Privacy Protection Act impose civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the internet to persons under the age of 17, or collecting personal information from children under the age of 13. We do not knowingly distribute harmful materials to minors or collect personal information from children under the age of 13. The manner in which these Acts may be interpreted and enforced cannot be fully determined, and future legislation similar to these Acts could subject us to potential liability if we were deemed to be non-compliant with such rules and regulations, which in turn could harm our business.

      There are a large number of legislative proposals before the United States Congress and various state legislatures regarding intellectual property, digital rights management, copy protection requirements, privacy, email marketing and security issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registration and revenue, and influence how and whether we can communicate with our customers.

We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.

      Many of our products are interactive internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to servers. Many of the services we provide also require that a user provide certain information to us. We post an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation and harm our business.

A class action lawsuit has been filed against us which may result in litigation that is costly to defend and the outcome of which is uncertain and may harm our business.

      We, and various underwriters for our initial public offering are defendants in a putative shareholder class action. The complaint alleges undisclosed improper underwriting practices concerning the allocation of IPO shares, in violation of the federal securities laws. Similar complaints have been filed concerning the IPOs of more than 300 companies, and the litigation has been coordinated in federal court for the Southern District of New York as In re Initial Public Offering Securities Litigation, 21 MC 92. A proposal has been made for the settlement and release of claims against the issuer defendants. The settlement is subject to a number of conditions, including approval of other proposed settling parties and the court. If the settlement does not occur, and litigation against us continues, we believe we have meritorious defenses and intend to defend the case vigorously. In addition, because class action litigation has often been brought against companies with periods of volatility in their stock prices, we could become involved in additional litigation.

Our inability to obtain Arthur Andersen LLP’s consent will limit your ability to assert claims against Arthur Andersen LLP.

      We have not been able to obtain the written consent of Arthur Andersen LLP to our naming it in this prospectus as having certified our financial statements for our fiscal years ended December 31, 2001 and 2000, as required by Section 7 of the Securities Act of 1933. As a result, we have dispensed with the filing of their consent with the Securities and Exchange Commission in reliance on Rule 437(a) adopted under the Securities Act. Consequently, your ability to assert claims against Arthur Andersen LLP will be limited. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen LLP under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated in those financial statements. Therefore, your right of recovery under that section will be limited.

RISKS RELATING TO THIS OFFERING AND OUR CAPITAL STRUCTURE

Our stock price is volatile and may continue to be volatile in the future.

      Our common stock trades on the Nasdaq SmallCap Market. The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	Our anticipated or actual operating results;

•	Developments concerning our technologies and market offerings;

•	Technological innovations or setbacks by us or our competitors;

•	Conditions in the digital media and internet markets;

•	Announcements of merger or acquisition transactions; and

•	Other events or factors and general economic and market conditions.

      The stock market in recent years has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, and that have often been unrelated or disproportionate to the operating performance of companies.

If we are unable to maintain compliance with Nasdaq’s continued listing requirements, our common stock could be delisted from the Nasdaq SmallCap Market.

      We may not be able to maintain compliance with all requirements for continued listing of our common stock on the Nasdaq SmallCap Market, including the minimum bid price requirement and minimum tangible assets or stockholders’ equity requirements. If we are unable to maintain compliance with Nasdaq requirements in the future, our stock will be subject to delisting, which may have a material adverse effect on the price of our common stock and the levels of liquidity currently available to our stockholders. Delisting may also make it more difficult for us to raise capital in the future. If our common stock is removed from the Nasdaq SmallCap Market, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common shares. Additionally, our stock may then be subject to “penny stock” regulations.

Future sales of our common stock or the perception that future sales could occur, may adversely affect our common stock price.

      If a large number of shares of our common stock are sold in the open market or if there is a perception that such sales could occur, the trading price of our common stock could decline materially. In addition, the sale of these shares, or possibility of such sale, could impair our ability to raise capital through the sale of additional shares of common stock.

      The 17,358,553 shares subject to this prospectus represent 31.0% of our common shares outstanding on October 13, 2003. The selling stockholders under this registration statement will be permitted to sell their registered shares in the open market from time to time without advance notice to us or to the market and without limitations on volume.

      Sales of shares pursuant to exercisable options and warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by the selling stockholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

Securities analysts may not continue to cover our common stock or may issue negative reports, and this may have a negative impact on our common stock’s market price.

      There is no guarantee that securities analysts will continue to cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price. The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about our business or us. If one or more of the analysts who cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently adopted rules mandated by the Sarbanes-Oxley Act of 2002, and a global settlement reached between the SEC, other regulatory analysts and a number of investment banks in April 2003 will lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will now be required to contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as our company, to attract independent financial analysts that will cover our common stock, which could have a negative effect on our market price.

If proposed accounting regulations that require companies to expense stock options are adopted, our earnings will decrease and our stock price may decline.

      A number of publicly-traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board (FASB) has indicated that possible rule changes requiring expensing of stock options may be adopted in the near future. Currently, we include such expenses on a pro forma basis in the notes to our annual financial statements in accordance with accounting principles generally accepted in the United States, but do not include stock option expense for employee options in our reported financial statements. If accounting standards are changed to require us to expense stock options, our reported earnings will decrease significantly and our stock price could decline.

Some provisions of our certificate of incorporation and bylaws and of Delaware law may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

      Some of the provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.

      For example, our board of directors is divided into three classes. At each annual meeting of stockholders, the terms of approximately one-third of the directors will expire, and new directors will be elected to serve for three years. It will take at least two annual meetings to effect a change in control of our board of directors because a majority of the directors cannot be elected at a single meeting, which may discourage hostile takeover bids.

      In addition, our certificate of incorporation authorizes the board of directors to issue up to 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock are currently outstanding and we have no present plans for the issuance of any preferred stock. The issuance of any preferred stock, however, could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

      Our bylaws contain provisions that require stockholders to act only at a duly-called meeting and make it difficult for any person other than management to introduce business at a duly-called meeting by requiring such other person to follow certain notice procedures.

      Finally, we are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our certificate of incorporation and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if such things would be in the best interests of our stockholders.

We have not, and currently do not anticipate, paying dividends on our common stock.

      We have never paid any dividends on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations, capital expenditures and the expansion of our business.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders. An aggregate of 1,046,428 shares of common stock offered by this prospectus are issuable only upon the exercise of stock purchase warrants by the selling stockholders. Upon exercise of the stock purchase warrants we could receive cash proceeds of up to $2,073,463. There can be no assurance any of these warrants will be exercised by the selling stockholders, that any of the underlying shares of common stock will be sold hereunder or that we will receive any proceeds from the stock purchase warrants.

ISSUANCE OF SECURITIES TO SELLING STOCKHOLDERS

      We entered into various purchase agreements, each dated as of August 28, 2003, with certain of the selling stockholders named in the table of selling stockholders under the heading “Private Placement Participants.” These selling stockholders paid us an aggregate of $12,150,000 in gross proceeds in consideration for 7,838,708 shares of our common stock at a price of $1.55 per share. Each investor also received a warrant to purchase 10% of the number of shares of common stock purchased at an exercise price of $2.00. Additionally, Roth Capital Partners, LLC, who acted as placement agent for the foregoing stock purchases, received as part of its placement fee, a warrant to purchase 195,968 shares of common stock at an exercise price of $2.00. The warrants are exercisable until February 28, 2007, and collectively represent the right to purchase 979,839 shares of common stock. Roth Capital Partners, LLC and each of the selling stockholders that purchased shares and warrants all represented that they had acquired the securities for investment purposes only and with no present intention of distributing those securities, except in compliance with all applicable securities laws. In addition, each of the selling stockholders represented that it qualified as an “accredited investor” as that term is defined in Rule 501 under the Securities Act of 1933.

      We also agreed to file within 45 days after August 28, 2003, a registration statement, of which this prospectus is a part, to register the resale by the selling stockholders of the shares purchased and the shares that may be purchased under the warrants. We also agreed to use our best efforts to have the registration statement declared effective as soon as possible and in any event within 120 days after August 28, 2003. Once the registration statement is effective, we have agreed to use our best efforts to keep it effective until the earlier date when all of the shares covered by this prospectus have been sold or may be sold without volume restrictions in accordance with Rule 144(k) under the Securities Act. If we do not comply with our registration obligations, we have agreed to pay to each selling stockholder liquidated damages of up to 2% of its investment amount per month (pro-rated on a daily basis for partial months) that we are out of compliance with our registration obligations.

      We entered into a merger agreement on November 19, 2002 through which we acquired TT Holding Corp., also known as TenTV. Under the terms of such agreement, we agreed to issue the former stockholders of TenTV, a total of 7,900,154 common shares and unsecured promissory notes in the aggregate original principal amount of $1,059,436. Certain of these stockholders are named in the table of selling stockholders under the heading “TenTV Holders.” The notes bear interest at 5% per year, compounded quarterly in arrears, and give us the option to redeem the outstanding principal and accrued interest with our common shares if we meet certain conditions, including that the notes are not in default and our common shares are listed on a principal exchange or on Nasdaq. If we elect to redeem the notes for common shares, the number of shares issuable upon redemption will be calculated by dividing

•	The principal amount and all accrued interest due under the notes as of the date of redemption, by

•	The average of the last sale price of our common shares for the 30 trading days preceding January 1, 2004.

The 7,900,154 common shares issued to the TenTV stockholders, together with all the notes, have been deposited in escrow and will remain in escrow until at least January 1, 2004. The amounts due under the notes may be offset, pro rata, for indemnification claims in our favor under the acquisition agreement arising before that time. In the event the aggregate amount due under the notes is not sufficient to cover such claims, we may demand return of a number of the shares held in escrow, valued at the average of the last sale price of our common shares for the 30 trading days preceding January 1, 2004, to the extent necessary to offset such claims. The returned shares will be allocated pro rata to the former TenTV stockholders.

      We agreed to register all of the shares of common stock issued to the TenTV stockholders in the merger, including all shares we may issue upon redemption of the notes, at the same time we file a registration statement for any of our other securities, with certain limited exceptions. Under such agreement, we are registering in the registration statement which includes this prospectus up to 8,473,417 shares for resale by the selling shareholders named as TenTV holders, representing 7,764,132 common shares outstanding, and 709,285 shares we may issue if we choose to redeem the notes using common shares. If we elect to redeem the notes using common shares, and if the average of the last sale price of our common stock for the 30 trading days preceding January 1, 2004 is less than $1.55, we may be required to issue more shares in redemption than the 709,285 shares for redemption included in this prospectus. In such case, we may be required to file an additional registration statement registering such additional shares.

      We are also registering for resale up to 66,589 shares which may be issued to Silicon Valley Bancshares upon exercise of outstanding warrants to purchase common stock. One of these warrants to purchase 45,700 shares was issued on June 27, 2003 in connection with our revolving credit facility. The other warrant, representing the right to purchase an aggregate of 20,889 shares, was assumed by us in connection with our acquisition of DiscoverMusic.com in March 2001. Silicon Valley Bancshares has the right to include the shares obtainable upon exercise of the warrants in any registration statement we file for any of our other securities, with certain limited exceptions.

SELLING STOCKHOLDERS

      We are registering for resale certain shares of our common stock.

      The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors.

      Except as provided below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

      Each of the selling stockholders that is affiliated with a registered broker-dealer purchased the shares offered by this prospectus in the ordinary course of business and, at the time of purchase of those shares, did not have any plans to dispose of those shares.

Private Placement Participants

      The following table sets forth certain information as of September 4, 2003 with respect to certain stockholders who purchased securities through purchase agreements dated as of August 28, 2003. This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.

		Common
		Stock	Total
		Underlying	Common	Maximum	Shares of
	Outstanding	Common	Beneficially	Shares	Common
	Common	Stock	Owned Before	Offered	Stock Owned
Selling Stockholder	Stock	Warrants(1)	Offering	Hereby	After Offering

Name	Number	Number	Number	Number	Number	%

Lagunitas Partners LP(2)	1,806,452	180,645	1,806,452	1,987,097	—	—
Gruber & McBaine International(2)	580,645	58,065	580,645	638,710	—	—
J. Patterson McBaine(2)	193,548	19,355	193,548	212,903	—	—
Bonanza Master Fund, Ltd(3)	1,290,323	129,032	1,290,323	1,419,355	—	—
033 Growth Partners I, L.P.(4)	681,300	68,130	681,300	749,430	—	—
033 Growth Partners II, L.P.(4)	191,000	19,100	191,000	210,100	—	—
Oyster Pond Partners, L.P.(4)	92,900	9,290	92,900	102,190	—	—
033 Growth International Fund, LTD(4)	325,123	32,512	325,123	357,635	—	—
Omicron Master Trust(5)	645,161	64,516	645,161	709,677	—	—
Proximity Fund LP(6)	161,290	16,129	161,290	177,419	—	—
Proximity Partners LP(6)	161,290	16,129	161,290	177,419	—	—
SF Capital Partners Ltd.(7)	322,580	32,258	322,580	354,838	—	—
Criterion Capital Partners, LP(8)	93,549	9,355	93,549	102,904	—	—
Criterion Capital Partners, Ltd(8)	141,935	14,193	141,935	156,128	—	—
Criterion Capital Partners, Institutional(8)	87,097	8,710	87,097	95,807	—	—
Palisades Master Fund(9)	322,580	32,258	322,580	354,838	—	—

		Common
		Stock	Total
		Underlying	Common	Maximum	Shares of
	Outstanding	Common	Beneficially	Shares	Common
	Common	Stock	Owned Before	Offered	Stock Owned
Selling Stockholder	Stock	Warrants(1)	Offering	Hereby	After Offering

Name	Number	Number	Number	Number	Number	%

Crescent International Ltd.(10)	322,580	32,258	322,580	354,838	—	—
Bristol Investment Fund, Ltd.(11)	258,065	25,807	258,065	283,872	—	—
RHP Master Fund, Ltd.(12)	161,290	16,129	161,290	177,419	—	—
Roth Capital Partners, LLC(13)		195,968	—	195,968	—	—

	7,838,708	979,839		8,818,547

(1)	Warrants acquired as of August 28, 2003 in connection with purchases of common stock by the selling stockholders. The warrants have an exercise price of $2.00 and are exercisable beginning February 28, 2004 and until February 28, 2007. The shares of common stock issuable upon exercise of the warrants are not considered beneficially owned by the warrant holders, as the warrants are not exercisable within 60 days of September 4, 2003.

(2)	Mr. J. Patterson McBaine is a partner of Gruber & McBaine Corporate Management, which is the general partner of Lagunitas Partners, L.P. and attorney-in-fact for Gruber & McBaine International. Mr. Jon D. Gruber and Mr. J. Patterson McBaine, Managers, and Mr. Eric B. Swergold, Member of Gruber & McBaine Capital Management, share voting and investment powers over the shares listed.

(3)	Mr. Bernay Box, the General Partner of Bonanza Master Fund, Ltd., has voting and investment powers over such securities.

(4)	Mr. Lawrence C. Longo, Jr. holds voting power over the shares held by 033 Growth Partners I, L.P., 033 Growth Partners II, L.P. and Oyster Pond Partners, L.P. Mr. Roderick M. Forrest and Mr. Frasier Ross share voting power of the shares held by 033 Growth International Fund, LTD. Mr. Michael T. Vigo holds investment power over the shares held by 033 Growth International Fund, LTD, 033 Growth Partners I, L.P., 033 Growth Partners II, L.P. and Oyster Pond Partners, L.P.

(5)	Omicron Capital, L.P., a Delaware limited partnership (Omicron Capital), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (Omicron), Omicron Capital, Inc., a Delaware corporation (OCI), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (Winchester) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share investment power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and investment power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share investment power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or investment power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(6)	Mr. Geoff Crosby and Mr. Steve Crosby, as General Partners of Proximity Partners LP and Proximity Fund LP, share voting and investment power over the shares listed.

(7)	SF Capital Partners, Ltd., is a British Virgin Islands company. Staro Asset Management, L.L.C., a Wisconsin limited liability company, acts as investment manager of SF Capital. As the managing members of Staro, Michael A. Roth and Brian J. Stark possess sole voting and investment power over all of the foregoing shares. Therefore, Messrs. Roth and Stark may be deemed the beneficial owner of the shares of our common stock reported in the table for this selling stockholder as a result of possessing such powers.

(8)	Mr. Christopher Lord, the portfolio manager of Criterion Capital Partners LP, Criterion Capital Partners, Ltd. and Criterion Capital Partners, Institutional, has voting and investment power over securities held by Criterion Capital Partners LP, Criterion Capital Partners, Ltd. and Criterion Capital Partners, Institutional.

(9)	Mr. Andrew Reckles, general partner of Palisades Master Fund, has voting and investment control over the shares listed.

(10)	Mr. Mel Craw and Mr. Maxi Brezzi, in their capacities as managers for GreenLight (Switzerland) S.A., the investment advisor to Crescent International Limited, share voting and investment power over the shares to be sold by Crescent International Limited. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares of our common stock.

(11)	Mr. Paul Kessler, managing member of Bristol Capital Advisors, LLC, the investment manager of Bristol Investment Fund, Ltd., has sole voting and investment control over the shares listed.

(12)	RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owed by RHP Master Fund. Wayne Bloch, Gary Kaminsky and Peter Lockhart own all of the interests in RHP General Partner. All of the aforementioned entities and individuals disclaim beneficial ownership of the shares held by RHP Master Fund, Ltd.

(13)	Roth Capital Partners, LLC is a registered broker-dealer and NASD member, and acted as placement agent in connection with the sale of our common stock and warrants. Gordon Roth and Byron Roth share voting and investment power with respect to shares held by Roth Capital Partners, LLC.

TenTV Holders

      The following table sets forth certain information as of September 4, 2003 with respect to certain stockholders who obtained securities in connection with our acquisition of TT Holding Corp., also known as TenTV. This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.

		Common
		Stock	Total
		Issuable	Common	Maximum	Shares of
	Outstanding	Upon	Beneficially	Shares	Common
	Common	Redemption	Owned Before	Offered	Stock Owned
Selling Stockholder	Stock	of Notes(1)	Offering(21)	Hereby	After Offering

Name	Number	Number	Number	Number	Number	%

Crest Communications Partners II LP(2)	4,367,955	399,029	4,367,955	4,766,984	—	—
Sachem Investments LLC(3)	1,293,041	118,124	1,293.041	1,411,165	—	—
Blue Water Strategic Fund I, L.L.C.(4)	509,858	46,577	509,858	556,435	—	—
Kurt R. Krauss(5)	315,376	28,811	1,635,084	344,187	26,667	*
Bruce Hanson(6)	310,119	28,331	310,119	338,450	—	—
Steve H. Harmon Revocable Trust(7)	310,119	28,331	326,526	338,450	—	—
Makoto Obara(8)	204,993	18,727	204,993	223,720	—	—
Joseph K. Fisher(10)	110,381	10,084	110,381	120,465	—	—
GraceAnn LaForgia(11)	78,844	7,203	78,844	86,047	—	—
The Michael H. Acheson Trust(12)	63,074	5,762	63,074	68,836	—	—
Cooke LLC(13)	63,074	5,762	63,074	68,836	—	—
Express Charter, L.L.C.(14)	57,819	5,282	57,819	63,101	—	—
Broadview, SLP(15)	21,024	1,921	21,024	22,945	—	—
Jeff Voge(16)	16,408	1,499	16,408	17,907	—	—
Kevin Grawe(17)	16,408	1,499	16,408	17,907	—	—
Steve Harmon(18)	16,407	1,499	326,526	17,906	—	—
Bill Krueger(19)	4,616	422	4,616	5,038	—	—
Steve Grawe(20)	4,616	422	4,616	5,038	—	—

	7,764,132	709,285		8,473,417

*	less than 1%

(1)	Represents common shares issuable upon the redemption of promissory notes issued to the selling stockholders named in this table in the aggregate original principal amount of $1,059,436 assuming the redemption price is $1.55 and the notes are not redeemed until the end of their term on January 1, 2004. The actual redemption price, should we elect to redeem the notes with common shares, will be will be calculated by dividing:

•	The principal amount and all accrued interest due under the notes as of the date of redemption, by

•	The average of the last sale price of our common shares for the 30 trading days preceding January 1, 2004.

The amount of the notes subject to redemption may be offset by amounts that may be owed to us by the selling stockholders named in this table pursuant to the merger agreement. The actual number of common shares issuable upon any redemption of the notes may be more or less than that set forth in the table. In the event the number of shares issued in redemption is more than the number of shares listed in the table, we may be obligated to file an additional registration statement registering such shares.

(2)	Mr. James R. Kuster, managing member of Crest Communications Holdings, LLC, general partner of Crest Communications Partners II LP, holds voting and investment power over the shares listed. Mr. Kuster is a director of our company. The unsecured promissory note issued to Crest Communications Partners II LP has a principal balance of $585,756.

(3)	Mr. Kurt R. Krauss, the sole member of Sachem Investments LLC, holds investment and voting power of the shares listed. Mr. Krauss is a director of our company. The unsecured promissory note issued to Sachem Investments LLC has a principal balance of $173,401.

(4)	As managing directors of Blue Water Capital LLC, the managing member of Blue Water Strategic Fund I, L.L.C., Michael H. Acheson, Kim D. Cooke, Henry D. Barratt, Jr. and Wilbur M. Priester share voting and investment power over the shares held by Blue Water Strategic Fund I, L.L.C. The unsecured promissory note issued to Blue Water Strategic Fund I, L.L.C. has a principal balance of $68,373.

(5)	Mr. Krauss is a director of our company. Beneficial ownership by Mr. Krauss includes shares held by Sachem Investments LLC. Beneficial ownership also includes 26,667 shares which may be obtained upon the exercise of options exercisable within 60 days of September 4, 2003. The unsecured promissory note issued to Mr. Krauss has a principal balance of $42,293.

(6)	The unsecured promissory note issued to Bruce Hanson has a principal balance of $41,588. Mr. Hanson is the former chief executive officer of TT Holding Co., which was acquired by the company in November 2002.

(7)	Mr. Steve Harmon, trustee of the The Steven H. Harmon Revocable Trust, holds voting and investment power over the shares listed. The unsecured promissory note issued to The Steven H. Harmon Revocable Trust has a principal balance of $41,588. Beneficial ownership by The Steven H. Harmon Revocable Trust includes shares held by Mr. Harmon individually.

(8)	The unsecured promissory note issued to Makoto Obara has a principal balance of $27,490.

(9)	[Intentionally Omitted]

(10)	The unsecured promissory note issued to Joseph K. Fisher has a principal balance of $14,802.

(11)	The unsecured promissory note issued to GraceAnn LaForgia has a principal balance of $10,573.

(12)	Kristine K. Gullo, associate vice president, and Patrick J. Burns, Sr., senior vice president, of The Bank of New York (Delaware), trustee of The Michael H. Acheson Trust, share voting and investment control of the shares held by the trust. The unsecured promissory note issued to The Michael H. Acheson Trust has a principal balance of $8,459. Mr. Michael H. Acheson is the beneficiary of The Michael H. Acheson Trust, and has voting and investment control over the shares held by Blue Water Strategic Fund I, L.L.C.

(13)	Kim D. Cooke, managing member of Cooke LLC, holds voting and investment power over the shares listed. The unsecured promissory note issued to Cooke LLC has a principal balance of $8,459.

(14)	Phillip Murfin, Paul Murfin and Joe Murfin, as members of Express Charter, L.L.C., share voting and investment control over the shares listed. The unsecured promissory note issued to Express Charter, L.L.C. has a principal balance of $7,754.

(15)	Michael Cullen, as the chief financial officer of Broadview, SLP, holds voting and investment control over the shares listed. The unsecured promissory note issued to Broadview, SLP has a principal balance of $2,820.

(16)	The unsecured promissory note issued to Jeff Voge has a principal balance of $2,200.

(17)	The unsecured promissory note issued to Kevin Grawe has a principal balance of $2,200.

(18)	Beneficial ownership by Mr. Harmon includes shares held by Steven H. Harmon Revocable Trust. The unsecured promissory note issued to Mr. Harmon has a principal balance of $2,200.

(19)	The unsecured promissory note issued to Bill Krueger has a principal balance of $619.

(20)	The unsecured promissory note issued to Steve Grawe has a principal balance of $619.

(21)	The shares of common stock issuable upon the redemption of the notes are not considered beneficially owned by the note holders, as the redemption of the notes is at the option of the company and the note holders do not have the ability to obtain the shares within 60 days of September 4, 2003.

      The following table sets forth certain information as of September 4, 2003 with respect to a selling stockholder who holds outstanding warrants to purchase common stock. This information is based upon information provided by the selling stockholder.

		Common	Total
		Stock	Common
		Issuable	Beneficially	Maximum	Shares of
	Outstanding	Upon	Owned	Shares	Common
	Common	Exercise of	Before	Offered	Stock Owned
	Stock	Warrants	Offering	Hereby	After Offering
Selling Stockholder

Name	Number	Number	Number	Number	Number	%

Silicon Valley Bancshares	—	66,589 (1)	66,589	66,589	—	—

(1)	The 66,589 shares represent two warrants that were originally issued to Silicon Valley Bank and subsequently transferred to Silicon Valley Bancshares, its parent company. Represents 20,889 shares obtainable at $3.50 per share upon exercise of a warrant acquired on August 15, 1999 from DiscoverMusic.com, which warrant was assumed by us as of March 1, 2001 in connection with our acquisition of DiscoverMusic.com. The 20,889 shares and the exercise price reflect the exchange ratio in the acquisition of DiscoverMusic.com. The warrant is exercisable until August 15, 2006. Represents 47,500 shares obtainable at $0.89 per share upon exercise of a warrant acquired on June 27, 2003. The warrant is exercisable until June 27, 2010. Mr. Donal Delaney, the controller, Ms. Lauren Friedman, the chief financial officer, Mr. Todd Harris, the director of financial planning, and Ms. Paulette Mehas, the treasurer, all have voting and investment power over the shares. Each of the above named officers of Silicon Valley Bancshares disclaim beneficial ownership of such shares.

PLAN OF DISTRIBUTION

      The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares included in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	Privately negotiated transactions;

•	Settlement of short sales;

•	Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	A combination of any such methods of sale; and

•	Any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      The 7,764,132 shares of common stock issued to the TenTV holders and included in this prospectus, together with all the unsecured promissory notes issued to the TenTV holders, have been deposited in escrow and will remain in escrow until at least January 1, 2004. The TenTV holders may not sell the shares deposited in escrow, or the shares issuable upon the redemption of the notes held in escrow, until such shares are released from escrow on or after January 1, 2004.

      Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

      The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their shares.

      We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders named in the first two tables of selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

LEGAL MATTERS

      Procopio, Cory, Hargreaves & Savitch LLP will pass upon the validity of the common stock offered by this prospectus.

EXPERTS

      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K as of and for the year ended December 31, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 of the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The financial statements for the year ended December 31, 2001, and the two years then ended, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002, were audited by other independent accountants who have ceased operations. We have not obtained, and are not able to obtain, a written consent from those other independent accountants. Accordingly, we have omitted the written consent of those other independent accountants in reliance upon Rule 473(a) under the Securities Act of 1933. You will not be able to recover against those other independent accountants under Section 11 of the Securities Act for any untrue statements of a material fact contained in our financial statements audited by those other independent accountants or for any omission to state a material fact required to be stated in those financial statements.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “the Company believes,” “the Company intends,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

      Because the factors discussed in this prospectus or incorporated herein by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

WHERE YOU CAN GET MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at “http://www.sec.gov.”

      The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on April 15, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and on Form 10-Q/ A for the quarter ended June 30, 2003;

•	Current Reports on Form 8-K filed with the SEC on July 15, 2003, August 5, 2003 and September 2, 2003; and

•	The description of our common stock set forth in our registration statement on Form 8-A filed with the SEC on February 17, 2000, and any subsequent amendment or report filed for the purpose of updating this description.

      All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Loudeye Corp.
1130 Rainier Avenue South
Seattle, WA 98144
Attn: Jerold J. Goade, Jr.
(206) 832-4000

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain or incorporate by reference all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC web site or at the SEC office referred to above. Any statement made or incorporated by reference in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

      We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.

17,358,553 Shares

Loudeye Corp.

Common Stock

October 14, 2003